

March 6, 2014

Via E-mail
William J. Walljasper
Chief Financial Officer
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, IA 50021

> **Re: Casey's General Stores, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2013**
> **Filed June 27, 2013**
> **Form 10-Q for the fiscal quarter ended October 31, 2013**
> **Filed December 9, 2013**
> **File No. 001-34700**

Dear Mr. Walljasper:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Please address the following items related to your results of operations discussion:

   - Please provide a discussion of the extent to which changes in your revenues are attributable to changes in price and changes in volume. Although you disclose the percentage change in gas prices and gallons sold, you do not quantify the dollar impact of those changes between periods. We also note that you disclose same store sales changes by major product category on page 23. To provide your investors with a better understanding of the underlying drivers of changes in your results, where same store sales for a particular product category changed significantly between periods, please disclose management's insight into the reasons for such a change. See Item 303(a)(3)(iii) of Regulation S-K.

- Where you describe two or more business reasons that contribute to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the changes in inside sales, please quantify the extent to which the changes are attributable to the various contributing factors you identify. Also apply this comment to your operating expenses discussion. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

- We note that you quantify the gross profit margins of your major product categories. Please supplement this discussion by disclosing within your filing the nature of the costs you include in cost of goods sold.

Form 10-Q for the quarter ended October 31, 2013

Note 3. Revenue Recognition, page 8

2. We note your disclosure that renewable identification numbers (RINs) are treated as a reduction in cost of goods sold in the period you enter into a commitment to sell them. Please explain to us your accounting for these RINs in more detail. Please include in your response how you determined that a reduction in cost of goods sold was the appropriate classification, how you determined the appropriate timing of recognition, and any other alternatives you considered.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief